

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

Via E-mail
Eugene N. Dubay
Chief Executive Officer
Atlas Pipeline Partners, L.P.
Park Place Corporate Center One
1000 Commerce Drive, 4th Floor
Pittsburgh, PA 15275

      Re: **Atlas Pipeline Partners, L.P.**
                Registration Statement on Form S-3
                Filed August 9, 2012
                File No. 333-183198

Dear Mr. Dubay:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Plan of Distribution, page 35

1. We note your disclosure on page 35 that Citigroup Global Markets Inc. may be deemed to be an "underwriter." We further note your statements in the prospectus that Citigroup "will use its reasonable efforts to sell on our behalf all of the designated common units," that Citigroup will act "as [y]our sales agent," and that Citigroup will receive a commission for sale of the common units. In addition, we note your disclosure that Citigroup may purchase registered common units from you as a principal for its own account. In view of Citigroup's role as a market professional and involvement in your offering, please tell us the basis for your conclusion that the Citigroup is not an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933. In preparing your response, you may wish to refer to Question 111.01 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website.

Please note that if you determine that Citigroup is a statutory underwriter then you must identify Citigroup as such on your cover page and in your plan of distribution. Please refer to Items 501(b)(8) and 508 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director